Exhibit 99.1

November 17, 2022

Dear Shareholder,

You are cordially invited to attend the 2022 Annual Meeting of Shareholders (the “Annual Meeting”) of Allot Ltd. (“Allot” or the “Company”), to be held at Allot’s offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel on December 14, 2022, at 2:30 p.m. Israel time.

At the Annual Meeting, the Company’s shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders (the “Notice”). Allot’s board of directors unanimously recommends that you vote “FOR” each proposal listed in the Notice. Management will also report on the affairs of the Company, and a discussion period will be provided for questions and comments of general interest to shareholders.

Whether or not you plan to attend the Annual Meeting, it is important that your ordinary shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice and proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or, if you hold your shares in street name and the proxy card allows this, over the Internet in accordance with the instructions on your proxy card, or vote through the Israel Securities Authority’s electronic voting system.

We urge all of our shareholders to review our annual report on Form 20-F and our quarterly results of operations furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, all of which are available on our website at www.allot.com or on the SEC’s website at www.sec.gov.

We look forward to greeting as many of you as can attend the Annual Meeting.

Sincerely,

/s/ Yigal Jacoby
Yigal Jacoby
Chairman of the Board of Directors

ALLOT LTD.
____________________________________

Notice of Annual Meeting of Shareholders

22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel

Tel: +972-9-761-9200
____________________________________

NOTICE IS HEREBY GIVEN that the 2022 Annual Meeting (the “Annual Meeting”) of shareholders of Allot Ltd. (“Allot” or the “Company”) will be held on December 14, 2022, at 2:30 p.m. Israel time, at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel.

The Annual Meeting is being called for the following purposes:

1.
To approve an amendment to the Company’s Articles of Association, effective immediately upon the approval of this Proposal 1, to provide for the elimination of the different classes of members of the Board of Directors of the Company (the “Board”), so that after completion of their current term, the term of each director who is elected or reelected at or after the Annual Meeting (other than Outside Directors (as defined in the Israel Companies Law, 5759-1999, as amended (the “Israel Companies Law”)), who shall continue to serve for fixed three-year terms in accordance with the Israel Companies Law shall be one year.

2.
To elect Raffi Kesten as a Class II director, to serve until the 2023 annual meeting of shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

3.
To reelect Nadav Zohar as a Class I director, to serve until the 2025 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2023 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

4.
To elect Cynthia L. Paul as a Class I director, to serve until the 2025 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2023 annual meeting of shareholders), and until her successor has been duly elected and qualified, or until her office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

5.
To reelect Steven Levy as an Outside Director of the Company, to serve for a term of three years commencing as of the end of his current term, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

6.	To approve the existing compensation policy for officers and directors of the Company for the years 2022-2024 as required by the Israel Companies Law.

7.	To approve a grant of 30,000 restricted stock units (“RSUs”) to each new director upon his or her initial election to our Board.

8.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2022 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

9.	To report on the business of the Company for the fiscal year ended December 31, 2021, including a review of the fiscal 2021 financial statements.

10.	To act upon any other matters that may properly come before the Annual Meeting or any adjournment or postponement thereof.

The foregoing proposals are described in detail in the enclosed proxy statement, which we urge you to read in its entirety.

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Only shareholders of record at the close of business on November 10, 2022 (the “Record Date”) will be entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the Annual Meeting, along with a proxy card enabling shareholders to indicate their vote on each matter presented at the Annual Meeting, is included with this Notice of Annual meeting of Shareholders (the “Notice”), and is being mailed on or about November 17, 2022 to all shareholders entitled to vote at the Annual Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s website at www.allot.com and on the SEC’s website at www.sec.gov. Signed proxy cards must be received by our transfer agent, American Stock Transfer & Trust Company of New York, New York, or at our registered office no later than 24 hours before the time fixed for the Annual Meeting or presented to the chairperson of the Annual Meeting at the time of the Annual Meeting in order for the proxy to be qualified to participate in the Annual Meeting. Voting via the Israel Securities Authority’s electronic voting system must be completed no later than six hours before the time fixed for the Annual Meeting (see Q&A under “About the Annual Meeting” for further information). Pursuant to the Israel Companies Law and the applicable regulations promulgated thereunder, shareholders wishing to express their position on an agenda item for the Annual Meeting may do so by submitting a written statement to the Company’s General Counsel at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel, or by facsimile to +972-9-744-3626, no later than December 4, 2022. Any position statement received will be published in a press release or a report of foreign private issuer on Form 6-K furnished to the SEC. Detailed proxy voting instructions are provided in the proxy statement as well as on the enclosed proxy card.

ii

Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. Accordingly, after reading the Notice and proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided, vote by telephone or, if you hold your shares in street name and the proxy card allows this, over the Internet in accordance with the instructions on your proxy card, or vote through the Israel Securities Authority’s electronic voting system.

By Order of the Board of Directors,

/s/ Yigal Jacoby
Yigal Jacoby
Chairman of the Board of Directors

Hod Hasharon, Israel
November 17, 2022

iii

ALLOT LTD.
22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel
Tel: +972-9-761-9200

PROXY STATEMENT

2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

ABOUT THE ANNUAL MEETING

Q:	When and where is the 2022 Annual Meeting of Shareholders being held?

A:	The Annual Meeting will be held on December 14, 2022, at 2:30 p.m. Israel time, at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel.

Q:	Who can attend the Annual Meeting?

A:
Any shareholder may attend. Current proof of ownership of the Company’s shares, as well as a form of personal photo identification, must be presented in order to be admitted to the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting.

Q:	Who is entitled to vote?

A:	Only holders of record of ordinary shares at the close of business on November 10, 2022, the Record Date for the Annual Meeting, are entitled to vote at the Annual Meeting.

Joint holders of ordinary shares should note that, pursuant to Article 32.4 of the Company’s Articles of Association, the right to vote at the Annual Meeting will be conferred exclusively upon the “senior” among the joint owners attending the Annual Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

HOW TO VOTE YOUR SHARES

Q:	How do I vote?

A:
You may vote by mail. You can do this by completing your proxy card (if you are a shareholder of record) or your voting instruction card (if you are a “street name” beneficial owner) and returning it in the enclosed, prepaid and addressed envelope. If you return a signed card but do not provide voting instructions, your shares will be voted as recommended by the Board.

If you hold shares through a member of the Tel-Aviv Stock Exchange, you may vote through the Israel Securities Authority’s electronic voting system. The Israel Securities Authority has set up an electronic voting system for shareholder meetings of publicly-listed Israeli companies via its MAGNA online platform. Following a registration process, you will be able to vote your shares through such system no later than six hours before the time fixed for the Annual Meeting.

You may vote in person. Ballots will be passed out at the Annual Meeting to anyone who wants to vote at the Annual Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If you are a shareholder of record and your shares are held directly in your name, you may vote in person at the Annual Meeting. However, if your shares are held in “street name,” you must first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) in order to vote at the Annual Meeting.

“Street name” holders may be able to vote by phone or through an Internet website in accordance with instructions included on their proxy cards.

Q:	What is the difference between holding shares as a shareholder of record and holding shares in “street name”?

A:
Many Allot shareholders hold their shares through a bank, broker or other nominee rather than directly in their own name. As explained in this proxy statement, there are some distinctions between shares held of record and shares owned in “street name.”

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly or to vote in person at the Annual Meeting.

“Street Name” Beneficial Owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner. If your shares are held in street name, these proxy materials are being forwarded to you by your bank, broker or other nominee, which is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct the bank, broker or nominee how to vote your shares for the Annual Meeting. You also may attend the Annual Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the Annual Meeting, unless you first obtain a “legal proxy” from the record holder (that is, your bank, broker or other nominee) giving you the right to vote the shares. Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker or nominee regarding how to vote your shares.

Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Annual Meeting agenda that may be considered routine is Proposal 8 relating to the reappointment of Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2022; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israel Companies Law rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct such bank, broker or other nominee how to vote its shares, if the shareholder wants its shares to count for the proposals.

Q:	Does Allot recommend I vote in advance of the Annual Meeting?

A:	Yes. Even if you plan to attend the Annual Meeting, Allot recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Annual Meeting.

Q:	If I vote by proxy, can I change my vote or revoke my proxy?

A:	Yes. You may change your proxy instructions at any time prior to the vote at the Annual Meeting. If you are a shareholder of record, you may do this by:

•	filing a written notice of revocation with the Secretary of the Company, delivered to the Company’s address above;

•	granting a new proxy card bearing a later date; or

•	attending the Annual Meeting and voting in person (attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you submit another vote at the Annual Meeting).

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Q:	How are my votes cast when I submit a proxy vote?

A:
When you submit a proxy vote, you appoint Ziv Leitman and Rael Kolevsohn, or either of them, as your representative(s) at the Annual Meeting. Your shares will be voted at the Annual Meeting as you have instructed.

Upon the receipt of a properly submitted proxy card, which is received in time (by 2:30 p.m., Israel Time, on December 13, 2022, 24 hours prior to the Annual Meeting) and not revoked prior to the Annual Meeting, or which is presented to the chairperson at the Annual Meeting, the persons named as proxies will vote the ordinary shares represented thereby at the Annual Meeting in accordance with the Board’s recommendations as indicated in the instructions outlined on the proxy card.

Q:	What does it mean if I receive more than one proxy card?

A:	It means that you have multiple accounts at the transfer agent or with brokers. Please sign and return all proxy cards to ensure that all of your shares are voted.

ABOUT THE VOTING PROCEDURE AT THE ANNUAL MEETING

Q:	What constitutes a quorum?

A:
To conduct business at the Annual Meeting, two or more shareholders must be present, in person or by proxy, representing not less than 25% of the ordinary shares outstanding as of the Record Date, that is, a quorum must be present.

Ordinary shares represented in person or by proxy will be counted for purposes of determining whether a quorum exists. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits a proxy card but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Abstentions and broker non‑votes will be counted as present in determining if a quorum is present.

Q:	What happens if a quorum is not present?

A:
If a quorum is not present, the Annual Meeting will be adjourned to the same day at the same time the following week, or to such day and at such time and place as the Chairman of the Annual Meeting may determine with the consent of the holders of a majority of the shares present in person or by proxy and voting on the question of adjournment.

Q:	How will votes be counted?

A:	Each outstanding ordinary share is entitled to one vote. The Company’s Articles of Association do not provide for cumulative voting.

On all matters considered at the Annual Meeting, abstentions and broker non-votes will not be treated as either a vote “FOR” or “AGAINST” the matter.

Q:	What vote is required to approve each proposal presented at the Annual Meeting?

A:
Proposal 1 (approval of an amendment to our Articles of Association) requires that securities representing at least two-thirds of the voting securities of the Company then outstanding be voted “FOR” the adoption of the proposal.

Each of Proposals 2 (election of Raffi Kesten as a director), 3 (reelection of Nadav Zohar as a director), 4 (election of Cynthia L. Paul as a director), 7 (approval of a grant of 30,000 RSUs to each new director upon his or her initial election to our Board), and 8 (reappointment of independent registered public accounting firm) requires that a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the matter presented for passage be voted “FOR” the adoption of the proposal.

Each of Proposals 5 (reelection of Steven Levy as an Outside Director) and 6 (approval of the compensation policy for officers and directors of the Company (the “Compensation Policy”) for the years 2022-2024), requires, in addition to the affirmative vote of a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the proposal, that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted “FOR” the proposed resolution or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

The term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

Under the Israel Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of such family members, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Israel Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest. To avoid confusion, in the form of proxy card, we refer to such a personal interest as a “personal benefit or other interest.”

The Israel Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. The enclosed form of proxy includes a box you can mark to confirm that you are not a “controlling shareholder” and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted.

If you are unable to make this confirmation, please contact the Company’s General Counsel for guidance at +972-9-761-9200; if you hold your shares in “street name,” you may also contact the representative managing your account, who could contact us on your behalf.

Q:	How will my shares be voted if I do not provide instructions on the proxy card?

A:
If you are the record holder of your shares and do not specify on your proxy card how you want to vote your shares, your shares will be voted in favor of the proposals in accordance with the recommendation of the Board:

1.
“FOR” the approval of an amendment to the Company’s Articles of Association, effective immediately upon the approval of Proposal 1, to provide for the elimination of the different classes of members of the Board and to set the term of each director who is elected or reelected at or after the Annual Meeting (other than Outside Directors, who shall continue to serve in accordance with the Israel Companies Law) to one year.

2.
“FOR” the election of Raffi Kesten as a Class II director, to serve until the 2023 annual meeting of shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

3.
“FOR” the reelection of Nadav Zohar as a Class I director, to serve until the 2025 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2023 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

4.
“FOR” the election of Cynthia L. Paul as a Class I director, to serve until the 2025 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2023 annual meeting of shareholders), and until her successor has been duly elected and qualified, or until her office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

5.
“FOR” the reelection of Steven Levy as an Outside Director of the Company, to serve for a term of three years commencing as of the end of his current term, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

6.	“FOR” the approval of the Compensation Policy for the years 2022-2024.

7.	“FOR” the approval of a grant of 30,000 RSUs to each new director upon his or her initial election to our Board.

8.
“FOR” the approval of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2022 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

9.	In accordance with the best judgment of the named proxies on any other matters properly brought before the annual meeting and any postponement(s) or adjournment(s) thereof.

If you are a beneficial owner of shares and do not specify how you want to vote, your shares will be included in determining the presence of a quorum at the Annual Meeting, but will not be considered as present and entitled to vote on any matter to be considered at the Annual Meeting. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how you wish your shares to be voted so you may participate in the shareholder voting on these important matters.

HOW TO FIND VOTING RESULTS

Q:	Where do I find the voting results of the Annual Meeting?

A:
We plan to announce preliminary voting results at the Annual Meeting and to report the final voting results following the Annual Meeting in a Report of Foreign Private Issuer on Form 6-K that we will furnish to the SEC.

SOLICITATION OF PROXIES

Q:	Who will bear the costs of solicitation of proxies for the Annual Meeting?

A:
The Company will bear the costs of solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent advisor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company.

AVAILABILITY OF PROXY MATERIALS

Copies of the proxy card, the notice of the Annual Meeting and this proxy statement are available at the “Investor Relations” portion of our Company’s website, www.allot.com. The contents of that website are not a part of this proxy statement.

SHARES OUTSTANDING

As of the Record Date, the Company had 37,336,124 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the Record Date, by each person whom we know beneficially owns more than 5.0% of the outstanding ordinary shares of the Company. Each of our shareholders has identical voting rights with respect to its shares.

	Ordinary Shares Beneficially Owned (1)	Percentage of Ordinary Shares Beneficially Owned
Lynrock Lake Partners LLC (2)	8,736,585	23.4%
Outerbridge Master Fund LP (3)	2,735,112	7.3%
Clal Insurance Enterprises Holdings Ltd. (4)	2,749,041	7.3%
VIEX Capital Advisors, LLC (5)	1,987,178	5.3%
______________

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of ordinary shares that can be acquired within 60 days from the Record Date through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 37,336,124 ordinary shares outstanding as of the Record Date.

(2)
Based on a Schedule 13D/A filed on September 15, 2022, Lynrock Lake LP, Lynrock Lake Partners LLC and Cynthia L. Paul reported that each had sole voting and dispositive power over 8,736,585 ordinary shares. This amount does not include any ordinary shares issuable upon conversion of a senior unsecured convertible promissory note, issued to Lynrock Lake Master Fund LP (“Lynrock Lake Master”) in February 2022 in an aggregate principal amount of $40 million, which is subject to a beneficial ownership limitation of 19.99% of the ordinary shares outstanding immediately after any such conversion (which percentage may be decreased upon notice by Lynrock Lake Master or increased to 24.99% upon 61 days’ notice by Lynrock Lake Master). Lynrock Lake LP (the “Investment Manager”) is the investment manager of Lynrock Lake Master, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over our securities held by Lynrock Lake Master. Cynthia L. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over our securities held by Lynrock Lake Master. The address of the reporting persons is 2 International Drive, Suite 130, Rye Brook, NY 10573.

(3)
Based on a Schedule 13D/A filed on May 12, 2022, Outerbridge Capital Management, LLC, Outerbridge Master Fund LP, Outerbridge GP, LLC and Rory Wallace reported that they had shared voting and dispositive power over 2,735,112 ordinary shares. The address of Outerbridge Capital Management, LLC, Outerbridge GP, LLC and Rory Wallace is 767 Third Avenue, 11th Floor, New York, New York 10017. The address of Outerbridge Master Fund LP is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands.

(4)
Based on a Schedule 13G/A filed on February 10, 2022, Clal Insurance Enterprises Holdings Ltd. (“Clal”) had shared voting and dispositive power over 2,749,041 of our shares. All of these shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Clal. The address of Clal is 36 Raoul Wallenberg Street, Tel Aviv 37070, Israel.

(5)
Based on a Schedule 13G filed on June 30, 2022, (i) VIEX GP, LLC (“VIEX GP”), VIEX Capital Advisors, LLC (“VIEX Capital”) and Eric Singer reported that they had shared voting and dispositive power over 2,735,112 ordinary shares and (ii) VIEX Opportunities Fund, LP – Series One and VIEX Opportunities Fund, LP – Series Two (together, the “VIEX Funds”) reported that they had shared voting and dispositive power over 1,849,887 ordinary shares and 137,291 ordinary shares, respectively. VIEX GP is the general partner of the VIEX Funds, VIEX Capital is the investment manager of the VIEX Funds and Eric Singer is the managing member of VIEX GP and VIEX Capital. The address of each of VIEX GP, VIEX Capital, the VIEX Funds and Eric Singer is 323 Sunny Isles Blvd., Suite 700, Sunny Isles Beach, FL 33160.

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of the Record Date, by (i) each of our directors and nominees, (ii) each of our executive officers and (iii) all of our executive officers and directors serving as of the Record Date, as a group. Unless otherwise stated, the address of each named executive officer and director is c/o Allot Ltd., 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 4501317, Israel.

Name	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Directors and Director Nominees
Raffi Kesten	*	*
Nadav Zohar	*	*
Cynthia L. Paul(2)	8,736,585	23.4%
Itzhak Danziger	*	*
Yigal Jacoby	427,348	1.2%
Manuel Echanove	*	*
Efrat Makov	*	*
Steven D. Levy	*	*
Executive Officers
Erez Antebi	400,000	1.1%
Ziv Leitman	*	*
Rael Kolevsohn	*	*
Keren Rubanenko	*	*
Assaf Eyal	*	*
Vered Zur	*	*
Mark Shteiman	*	*
Sarah Warshavsky Oberman	*	*
Noam Lila	*	*
All directors, director nominees and executive officers as a group	9,976,929	26.7%

* Represents less than one percent of the outstanding ordinary shares.

(1)  As used in this table, “beneficial ownership” is determined in accordance with the rules of the SEC and consists of either or both voting or investment power with respect to securities. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the Record Date through the exercise of any option or vesting of any RSU. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or RSUs that will become vested within 60 days, are deemed outstanding for computing the ownership percentage of the person holding such options or RSUs, but are not deemed outstanding for the purpose of computing the ownership percentage of any other person. Except as otherwise indicated, the persons named in the table have reported that they have sole voting and sole investment power with respect to all shares of common stock shown as beneficially owned by them. The amounts and percentages are based upon 37,336,124 ordinary shares outstanding as of the Record Date pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act.

As of the Record Date, our directors and executive officers held, in the aggregate, 9,976,929 ordinary shares subject to outstanding equity awards (including outstanding options and unvested RSUs), which amount includes options currently exercisable for 407,000 ordinary shares. The options (excluding RSUs) have a weighted average exercise price of $5.66 per share and have expiration dates until 2025. Further, 597,428 ordinary shares remained reserved for future grants under our 2016 Incentive Compensation Plan (the “Plan”).

(2)  See “Security Ownership of Certain Beneficial Owners and Management” above and note 2 to the table contained therein.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the total compensation earned during 2021 by our five most highly-compensated office holders (as defined in the Israel Companies Law), including base salary, share-based compensation, directors’ fees (where applicable) and all other compensation, please see “Item 6.B. Compensation of Officers and Directors—Compensation of our Five Most Highly Compensated Office Holders—Summary Compensation Table” of our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 22, 2022, a copy of which is available on our website at www.allot.com or on the SEC’s website at www.sec.gov.

CORPORATE GOVERNANCE

Following the Annual Meeting, assuming the election of Raffi Kesten under Proposal 2, the reelection of Nadav Zohar as a director under Proposal 3, the election of Cynthia L. Paul under Proposal 4 and the reelection of Steven Levy as an Outside Director under Proposal 5, our Board will consist of eight directors. Our Articles of Association provide that our Board may consist of up to nine directors. During the year ended December 31, 2021, each director (with the exception of Mr. Kesten, who was appointed as an interim director in May 2022) attended in excess of 75% of all Board meetings and in excess of 75% of the meetings of each committee of the Board on which he or she serves. Since his appointment in May 2022, Mr. Kesten attended in excess of 75% of all Board meetings and in excess of 75% of the meetings of the committee of the Board on which he serves.

Under our Articles of Association, our directors (other than our Outside Directors) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (other than our Outside Directors). At each annual meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual meeting following such election or reelection, such that each year the term of office of one class of directors expires. See Proposal 1 for a proposed change to our Articles of Association in this respect.

If elected, Raffi Kesten, our Class II director nominee, will hold office until the annual meeting of our shareholders in 2023. Our other current Class II director, Itzhak Danziger, will hold office until the annual meeting of our shareholders in 2023. If reelected, our Class I director nominee, Nadav Zohar, and if elected, our Class I director nominee, Cynthia L. Paul, will hold office until the annual meeting of our shareholders in 2025 (or, if Proposal 1 is approved, until the 2023 annual meeting of shareholders). Our current Class III directors, Manuel Echanove and Yigal Jacoby, will hold office until the annual meeting of our shareholders in 2024. In addition, following the Annual Meeting, assuming the reelection of the Steven Levy as the Outside Director under Proposal 5, we will have two Outside Directors serving for fixed three-year periods in accordance with the Israel Companies Law. These two Outside Directors have each been determined by our Board to meet the independence requirements of the listing standards of The Nasdaq Stock Market and satisfy the requirements for an Outside Director under the Israel Companies Law.

Biographical information concerning each of our director nominees – Raffi Kesten, Nadav Zohar, Cynthia L. Paul and Steven Levy – and of each of the other current directors (who are not nominated for reelection at the Annual Meeting), is provided below.

Nominee for Election to the Board as a Class II Director to Serve until the 2023 Annual General Meeting of Shareholders

Raffi Kesten, age 69, has served as an interim director since May 2022. Mr. Kesten served as Chief Business Officer of Radware Ltd. (NASDAQ: RDWR) since June 2019 until February,2022, leading all customer-facing functions worldwide as well as international sales, professional services, sales engineering and business development, and international sales. Mr. Kesten has over 30 years of experience in leadership roles at various technology companies, including Intel ,Vice President of HP Indigo Division, a division of HP Inc., between 1991 and 1995, as a Chief Operating Officer and General Manager of Cisco Videoscape (formerly NDS Group – Prior acquisition ) from 1996 to 2015, as Vice President Video and General Manager Israel of Cisco Videoscape from 2012 to 2015, as Silicon Process Engineer of Intel Corporation from 1982 to 1991, and as a managing partner at Jerusalem Venture Partners from 2014 to 2018. Mr. Kesten holds a B.S. in chemical engineering from Ben Gurion University and an Executive M.B.A. from The Hebrew University, Israel.

Nominee for Reelection to the Board as a Class I Director to Serve Until the 2025 Annual General Meeting of Shareholders (or, if Proposal 1 is Approved, to Serve Until the 2023 Annual General Meeting of Shareholders)

Nadav Zohar, age 56, has served as an interim director since February 2017 and as a director since April 2017. Mr. Zohar has held the position of Chairman of the LRC Group since 2018. Mr. Zohar served as the head of Business Development of Gett, an “on demand” transportation service provider from March 2015 and October 2018. Prior to joining Gett, Mr. Zohar served as Chief Operating Officer of Delek Global Real Estate PLC, a real estate services firm offering design, construction, engineering, wealth and asset management, property management, and other services, between 2006 and 2009 and held several executive positions with Morgan Stanley, a multinational investment bank and financial services company, between 2001 and 2006, the last of which was Executive Director, Financial Sponsors Group. Prior to joining Morgan Stanley, Mr. Zohar served in executive roles at Lehman Brothers, a global financial services firm, between 1997 and 2001. Mr. Zohar serves as a board member of Matomy Media Group Ltd. (London Stock Exchange: MTMY), a digital performance-based advertising company. Mr. Zohar holds a Masters in Finance (graduated with Merit) from the London Business School and a LLB in Law (graduated with honors) from the University of Reading.

Nominee for Election to the Board as a Class I Director to Serve Until the 2025 Annual General Meeting of Shareholders (or, if Proposal 1 is Approved, to Serve Until the 2023 Annual General Meeting of Shareholders)

Cynthia L. Paul, age 50, is Chief Investment Officer and Chief Executive Officer of Lynrock Lake LP, an investment management firm she founded in 2018. Ms. Paul invests across the full capital structure of public and private companies, employing a long-term, fundamentally-driven, value-oriented investment strategy, with a focus on the technology industry. From 2018 until 2021, Ms. Paul served as a board member, chairperson of the Nomination and Corporate Governance Committee, a member of the Audit Committee, and a member of the Compensation Committee of DSP Group, Inc., a NASDAQ-listed semiconductor company. From 2002 to 2017, Ms. Paul was a portfolio manager at Soros Fund Management LLC (“SFM”), where she managed a portfolio across corporate credit, convertible and equity securities. Ms. Paul served as Chairperson of the Board of Directors of Conexant Systems, LLC, a semiconductor company, from 2013 until 2017. Ms. Paul joined SFM in 2000 and served as a SFM representative for the Council on Foreign Relations and on SFM's Investment Committee. Prior to joining SFM, she worked at The Palladin Group in 1999 and at JP Morgan from 1994 to 1999, most recently as Head of Convertible Research. Ms. Paul graduated from Princeton University in 1994 with an Independent Major in Statistics and Operations Research, a Certificate from the Princeton School of Public and International Affairs, and a Certificate in Engineering Management Systems. Ms. Paul is an advisory board member and former board member of AlphaSense Inc., a SaaS company providing intelligent search to enterprise customers.

As noted above under “Security Ownership of Certain Beneficial Owners and Management,” based on a Schedule 13D/A filed on September 15, 2022, Ms. Paul reported that she had sole voting and dispositive power over 8,736,585 ordinary shares (as did each of the Investment Manager and Lynrock Lake Partners LLC). This amount does not include any ordinary shares issuable upon conversion of a senior unsecured convertible promissory note, issued to Lynrock Lake Master in February 2022 in an aggregate principal amount of $40 million, which is subject to a beneficial ownership limitation of 19.99% of the ordinary shares outstanding immediately after any such conversion (which percentage may be decreased upon notice by Lynrock Lake Master or increased to 24.99% upon 61 days’ notice by Lynrock Lake Master). The Investment Manager is the investment manager of Lynrock Lake Master, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over our securities held by Lynrock Lake Master. Cynthia L. Paul is the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC, the general partner of the Investment Manager, and may be deemed to exercise voting and investment power over our securities held by Lynrock Lake Master.

Nominee for Reelection to the Board as an Outside Director to Serve for a Three-Year Term Commencing at the End of His Current Term

Steven Levy, age 66, has served as an outside director since 2007. Mr. Levy served as a Managing Director and Global Head of Communications Technology Research at Lehman Brothers, a global financial services firm, from 1998 to 2005. Before joining Lehman Brothers, Mr. Levy was a Director of Telecommunications Research at Salomon Brothers, an American investment bank, from 1997 to 1998, Managing Director and Head of the Communications Research Team at Oppenheimer & Co., a global full-service brokerage and investment bank from 1994 to 1997 and a senior communications analyst at Hambrecht & Quist, a California-based investment bank, from 1986 to 1994. Mr. Levy has served as a director of PCTEL, a broadband wireless technology company since 2006 and currently serves as their Chairman and served as a director of Edison Properties, a privately held U.S. real estate company, since 2015. Mr. Levy previously served as a director of privately held GENBAND Inc., a U.S. provider of telecommunications equipment. Mr. Levy holds a B.Sc. in Materials Engineering and an M.B.A., both from the Rensselaer Polytechnic Institute.

Class II Director Whose Term Continues Until the 2023 Annual General Meeting of Shareholders

Itzhak Danziger, age 73, has served as a director since 2011. Prior to his appointment as a director, Mr. Danziger served as an observer to our Board since 2010. Itzhak Danziger serves as a member of the board of Galil Software, an Israeli software services company, and as a director of EyeControl and Jinni Media Ltd., privately held technology companies. From 1985 to 2007, Mr. Danziger held various executive positions at Comverse Technology, Inc., a technology companies group that develops and markets telecommunications systems, including as president of Comverse Technology Group, as president of Comverse Network Systems and as chairman of Comverse subsidiary - Starhome. Prior to joining Comverse, Mr. Danziger held various R&D and management positions in Tadiran Telecom Division, a privately held manufacturer of business telecommunications equipment. In the non-profit sector, Mr. Danziger serves as the chairman of the Center for Educational Technology (CET), as Vice President and board member of the New Israel Fund (NIF), a non-profit for social justice and equality, the chairman of Israel Venture Network (IVN) - Yozma fund for investments in social businesses and a director in Israel Venture Network (IVN), a venture philanthropy NGO. Mr. Danziger was also a member of the National Task Force for the Advancement of Education in Israel (Dovrat Committee). Mr. Danziger holds a B.Sc. cum laude and a M.Sc. in electrical engineering from the Technion - Israel Institute of Technology and an M.A. cum laude in philosophy and digital culture from Tel Aviv University.

Class III Directors Whose Terms Continue Until the 2024 Annual General Meeting of Shareholders

Yigal Jacoby, age 59, has served as Chairman of our Board since November 2016. Mr. Jacoby co-founded our Company in 1996, served as our Chief Executive Officer until 2006 and as a Chairman of our Board until 2008. Prior to co-founding Allot, Mr. Jacoby founded Armon Networking, a manufacturer of network management solutions in 1992, and managed it until it was acquired by Bay Networks, a network hardware vendor, where he served as the General Manager of its Network Management Division. From 1985 to 1992, Mr. Jacoby held various engineering and marketing management positions at Tekelec, Inc., a manufacturer of Telecommunication monitoring and diagnostic equipment. Currently, Mr. Jacoby is an active investor and director of several Israeli start-up companies. Mr. Jacoby has a B.A., cum laude, in Computer Science from Technion — Israel Institute of Technology and a M.Sc. in Computer Science from University of Southern California.

Manuel Echanove, age 55, has served as a director since July 2017. Prior to his appointment, Mr. Echanove served in various management positions with the Telefonica, S.A., a multinational telecommunications company, between 1996 and 2012. During his tenure at Telefonica, Mr. Echanove held such various senior management positions as Commercial General Manager, General Director of Business Development and General Director of Multimedia and Brand Business. He also served as General Manager in the Corporate Strategy division of Telefónica before leaving Telefonica in 2012. Prior to joining Telefonica, Mr. Echanove served in sales and marketing management positions at France Télécom, BT Group plc (formerly British Telecom), each a multinational telecommunications company, and Data General, a minicomputer firm. Mr. Echanove is currently the CEO of Wetania Consulting S.L., a management consulting company, which he founded in 2013. Mr. Echanove has an Economics and Business Administration degree from the Universidad Pontificia de Comillas.

Outside Director Whose Term Continues Until the 2024 Annual General Meeting of Shareholders

Efrat Makov, age 54, has served as the lead independent director on our Board since 2021. She has served as a director of iSPAC 1 Ltd. (TASE: ISPC) since July 2021 and B Communications Ltd. (TASE: BCOM) since November 2019. Ms. Makov previously served as a director of BioLight Life Sciences Ltd. (TASE: BOLT), a global ophthalmic company, from April 2011 to July 2020. Ms. Makov served as a director of Kamada Ltd. (NASDAQ: KMDA), a plasma-derived biopharmaceutical company, from December 2018 to December 2019 and of Anchiano Therapeutics Ltd. (NASDAQ: ANCN) (now known as Chemomab Therapeutics Ltd. (NASDAQ: CMMB)), a clinical-stage biopharmaceutical company, from September 2018 to February 2020. Ms. Makov served as the Chief Financial Officer of Alvarion Ltd. (formerly NASDAQ; TASE: ALVR), a global provider of autonomous Wi-Fi networks, from April 2007 to December 2010. Ms. Makov served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (formerly NASDAQ; TASE: ALDN), an information security leader specializing in authentication, software digital rights management and content security, from September 2005 to January 2007, where she was responsible for the finance, operations, information systems and human resources functions. Prior to that, Ms. Makov served in management positions at two Israeli-based public companies, including as Vice President of Finance at Check Point Software Technologies Ltd. (NASDAQ: CHKP), a worldwide leader in information technology security, from September 2002 to August 2005. Ms. Makov served as Director of Finance for NUR Macroprinters Ltd. (formerly NASDAQ: NURM) (now known as Ellomay Capital Ltd. (NYSE; TASE: ELLO)), from August 2000 to August 2002. Prior to that, Ms. Makov spent seven years in public accounting with Arthur Andersen LLP in its New York, London and Tel Aviv offices. Ms. Makov holds a B.A. in Accounting and Economics from Tel Aviv University and is a certified public accountant in Israel and the United States.

Director Independence

Under the listing standards of The Nasdaq Stock Market, a majority of our directors must meet the independence requirements specified in those rules. Following the Annual Meeting, assuming the election of all nominees, our Board will consist of eight members, all of whom other than Cynthia L. Paul will be independent under the listing standards of The Nasdaq Stock Market, as determined by our Board. In reaching that conclusion, our Board has determined that none of these directors or nominees (other than Ms. Paul) has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our Board determined that Ms. Paul is not independent under the listing standards of The Nasdaq Stock Market because of the senior unsecured convertible promissory note issued to Lynrock Lake Master Fund in February 2022 in an aggregate principal amount of $40 million and the potential that different interests may arise as a result of that relationship. None of our directors is a member of our executive team.

MATTERS SUBMITTED TO SHAREHOLDERS

PROPOSAL 1

APPROVAL OF AN AMENDMENT TO OUR ARTICLES OF ASSOCIATION TO
DECLASSIFY OUR BOARD

Background

We are proposing to amend our Articles of Association to eliminate the staggered nature of our Board. At the time of our initial public offering in 2006, the Company established a classified board structure because such structure offered certain advantages to the Company, such as providing continuity and stability, encouraging directors to employ a long-term perspective and ensuring that a majority of the Board will always have prior experience with the Company. While there are valid arguments in favor of a classified board structure, the Board believes that corporate governance standards have evolved and that annual elections of directors will enhance directors’ accountability to shareholders and will provide the Company’s shareholders with the opportunity to express their views on the performance of the entire Board on an annual basis. After careful consideration, the Board determined that it is appropriate and in the best interest of the Company and its shareholders to propose amendments to our Articles of Association to eliminate the classified structure of the Board.

Under our current Articles of Association, our directors (other than Outside Directors, whose appointments are required under the Israel Companies Law) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (other than the Outside Directors). At each annual general meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of that class of directors is for a term of office that expires as of the third annual general meeting following such election or reelection, such that each year the term of office of only one class of directors will expire.

We are proposing to amend and restate our Articles of Association to eliminate the different classes of members of our Board and to set the term of each director who is elected or reelected at or after the Annual Meeting (other than Outside Directors, who shall continue to serve in accordance with the Israel Companies Law) to be one year each, effective immediately. The then-current terms of all directors serving prior to the Annual Meeting shall continue until their completion.

Specifically, we propose to amend Article 39.3 of our Articles of Association in its entirety as follows (additions are underlined, deletions are struck through):

~~“39.3~~
Subject to the provisions of Articles 40 and 41~~, the members of the Board of Directors of the Company shall be elected by an Ordinary Resolution in a General Meeting, according to the following conditions~~:

39.2~~3~~.1
Commencing with the Company’s 2022 Annual General Meeting, the members of the Board of Directors of the Company, other than Outside Directors, shall be elected by an Ordinary Resolution in a General Meeting, and each such Director shall hold office until the next Annual General Meeting and until his or her successor shall be elected and qualified. ~~The Directors of the Company (other than the Outside Directors) shall be divided into three classes, designated Class I, Class II and Class III. Each class of Directors shall consist, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. The above-described term of office of the Class I Directors shall expire at the first Annual General Meeting ensuing next after the division into Classes; the above-described term of office of the Class II Directors shall expire at the second Annual General Meeting ensuing after the division into Classes; and the above-described term of office of the Class III Directors shall expire at the third Annual General Meeting ensuing after the division into Classes.~~

39.2~~3~~.2
Notwithstanding the foregoing Article 39.2.1, any Director, other than Outside Directors, elected prior to the Company’s 2022 Annual General Meeting shall hold office until the completion of his or her then-current term of office. ~~At each Annual General Meeting, election or re-election of Directors following the expiration of the term of office of the Directors of a certain Class, will be for a term of office that expires on the third Annual General Meeting following such election or re-election, such that from 2007 and forward (inclusive), each year the term of office of only one Class of Directors will expire. A Director shall hold office until the Annual General Meeting for the year in which his or her term expires and until his or her successor shall be elected and qualified, subject to Article 41 below.~~

~~39.3.3~~
~~Upon a change in the number of Directors, in accordance with the provisions of these Articles, any increase or decrease shall be apportioned among the Classes so as to maintain the number of Directors in each Class as nearly equal as possible. The removal of any Director, other than in accordance with Article 41 below, shall only be carried out by a Special Resolution.~~

~~39.3.4~~
~~Any change to this Article 39.3 shall only be carried out by a resolution of the shareholders of the Company, adopted by the holders of securities representing at least 2/3 (two thirds) of the voting securities of the Company then outstanding.~~”

Proposed Resolution

You are requested to adopt the following resolution:

“1.          RESOLVED, that the Company’s Articles of Association be amended and restated, as set forth in the Proxy Statement.”

Vote Required

The affirmative vote of the holders of securities representing at least two-thirds of the voting securities of the Company is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 2

ELECTION OF RAFFI KESTEN AS A CLASS II DIRECTOR

Background

Raffi Kesten is a nominee for election by the shareholders at the Annual Meeting. If elected at the Annual Meeting, he will serve as a Class II Director until the 2023 annual meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Israel Companies Law. Mr. Kesten has advised the Company that he is willing to serve as a director if elected, that he has the qualifications and time required for the performance of his duties as a director, and that there are no legal restrictions preventing him from assuming such office.

Biographical information concerning Raffi Kesten is set forth above.

Subject to the approval of this Proposal 2, upon his election, Mr. Kesten will receive the cash compensation approved by our shareholders at our annual meeting held on September 12, 2012 to be paid to our directors (other than our Outside Directors). Specifically, Mr. Kesten will receive the same annual cash compensation as our other directors, which is equal to the minimum annual cash compensation specified from time to time in the Israel Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, currently equal to NIS 52,160 (approximately $14,640), linked to the Israeli consumer price index. In addition, he will receive a per-meeting attendance fee of NIS 1,845 (approximately $518), a fee of NIS 1,107 (approximately $311) for each meeting he attends telephonically or through similar means, and a fee of NIS 923 (approximately $259) for each written resolution of the Board executed by him.

In addition, subject to the approval of Proposal 7, Mr. Kesten will be entitled to receive an initial grant of 30,000 RSUs under the Plan, vesting over a period of three years subject to Mr. Kesten being elected and continuing to serve as a director over such period, with 1/12 of the RSUs vesting at the end of each three-month period from the date of their grant (which would be the date of the Annual Meeting), with the vesting of said RSUs accelerated upon certain mergers and acquisitions involving the Company.

If Proposal 7 is not approved, Mr. Kesten will be entitled to receive the equity compensation approved by our shareholders at our annual meeting held on April 27, 2017 to be paid to our directors. Specifically, Mr. Kesten would be granted 20,000 RSUs under the Plan, vesting over a period of three years subject to Mr. Kesten being elected and continuing to serve as a director over such period, with 1/12 of the RSUs vesting at the end of each three-month period from the date of their grant (which would be the date of the Annual Meeting), with the vesting of said RSUs accelerated upon certain mergers and acquisitions involving the Company.

Proposed Resolution

You are requested to adopt the following resolution:

“2.          RESOLVED, that Raffi Kesten be elected as a Class II director, to serve until the 2023 annual meeting of shareholders, and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 3

REELECTION OF NADAV ZOHAR AS A CLASS I DIRECTOR

Background

Nadav Zohar is a nominee for reelection by the shareholders at the Annual Meeting. If reelected at the Annual Meeting, he will serve as a Class I Director until the 2025 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2023 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Israel Companies Law. Mr. Zohar has advised the Company that he is willing to continue serving as a director if reelected, that he has the qualifications and time required for the performance of his duties as a director, and that there are no legal restrictions preventing him from assuming such office.

Biographical information concerning Mr. Zohar is set forth above.

Proposed Resolution

You are requested to adopt the following resolution:

“3.          RESOLVED, that Nadav Zohar be reelected as a Class I director, to serve until the 2025 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2023 annual meeting of shareholders), and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 4

ELECTION OF CYNTHIA L. PAUL AS A CLASS I DIRECTOR

Background

Cynthia L. Paul is a nominee for election by the shareholders at the Annual Meeting. If elected at the Annual Meeting, she will serve as a Class I Director until the 2025 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2023 annual meeting of shareholders), and until her successor has been duly elected and qualified, or until her office is vacated in accordance with our Articles of Association or the Israel Companies Law. Ms. Paul has advised the Company that she is willing to serve as a director if elected, that she has the qualifications and time required for the performance of her duties as a director, and that there are no legal restrictions preventing her from assuming such office.

Biographical information concerning Cynthia L. Paul is set forth above.

Subject to the approval of this Proposal 4, upon her election, Ms. Paul will receive the cash compensation approved by our shareholders at our annual meeting held on September 12, 2012 to be paid to our directors (other than our Outside Directors). Specifically, Ms. Paul will receive the same annual cash compensation as our other directors, which is equal to the minimum annual cash compensation specified from time to time in the Israel Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, currently equal to NIS 52,160 (approximately $14,640), linked to the Israeli consumer price index. In addition, she will receive a per-meeting attendance fee of NIS 1,845 (approximately $518), a fee of NIS 1,107 (approximately $311) for each meeting she attends telephonically or through similar means, and a fee of NIS 923 (approximately $259) for each written resolution of the Board executed by her.

Ms. Paul has advised us that if Proposal 7 is approved, she will waive any entitlement to the increase in the number of RSUs to be granted to our directors under Proposal 7. Therefore, whether or not Proposal 7 is approved, Ms. Paul will be entitled to receive the equity compensation approved by our shareholders at our annual meeting held on April 27, 2017 to be paid to our directors. Specifically, Ms. Paul would be granted 20,000 RSUs under the Plan, vesting over a period of three years subject to Ms. Paul being elected and continuing to serve as a director over such period, with 1/12 of the RSUs vesting at the end of each three-month period from the date of their grant (which would be the date of the Annual Meeting), with the vesting of said RSUs accelerated upon certain mergers and acquisitions involving the Company.

Proposed Resolution

You are requested to adopt the following resolution:

“4.          RESOLVED, that Cynthia L. Paul be elected as a Class I director, to serve until the 2025 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2023 annual meeting of shareholders), and until her successor has been elected and qualified, or until her office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 5

REELECTION OF STEVEN LEVY AS AN OUTSIDE DIRECTOR

Background

As an Israeli company (unless we affirmatively opt out of such requirement (as permitted under the Israel Companies Law)), we are required to have a minimum of two directors who meet certain independence and other criteria established by the Israel Companies Law. These directors are referred to as “Outside Directors.” All of our Outside Directors are required to serve on our audit committee and our compensation and nomination committee, each of which was formed in accordance with the Israel Companies Law and the listing standards of The Nasdaq Stock Market, and at least one Outside Director is required to serve on each other committee of our Board. Currently, our two Outside Directors are Steven Levy and Efrat Makov. Mr. Levy was initially elected as an Outside Director in 2007 and Ms. Makov was initially elected as an Outside Director in 2021. Mr. Levy was most recently reelected to serve as an Outside Director until August 14, 2022. Ms. Makov’s term as an Outside Director expires on November 30, 2025, or at any time her office is vacated in accordance with our Articles of Association or the Israel Companies Law.

According to the Israel Companies Law, subject to relief under certain circumstances for companies whose shares are traded on a securities exchange outside of Israel, at least one of the Outside Directors must have “accounting and financial expertise” and the other Outside Director must have either “accounting and financial expertise” or “professional qualifications,” as such terms are defined by regulations promulgated under the Israel Companies Law. Each of Mr. Levy and Ms. Makov qualify as having relevant accounting and financial expertise.

Outside Directors must be elected by the shareholders by a special majority, as described above. The term of service of an Outside Director is three years and may be extended for up to two additional three-year terms; thereafter, an Outside Director may be reelected by our shareholders for additional periods of up to three years each only if our audit committee and our Board confirm that, in light of the Outside Director’s expertise and special contribution to the work of the Board and its committees, the reelection for such additional period is beneficial to the Company.

At the Annual Meeting, shareholders will be asked to reelect Mr. Levy as an Outside Director until August 14, 2025, or until his office is vacated in accordance with our Articles of Association or the Israel Companies Law. Mr. Levy has advised the Company that he is willing to continue serving as a director if reelected, that he has the qualifications and time required for the performance of his duties as a director, and that there are no legal restrictions preventing him from assuming such office.

Biographical information concerning Steven Levy is set forth above.

Our Board has determined that Steven Levy satisfies the requirements for an Outside Director under the Israel Companies Law and the independence requirements under the listing standards of The Nasdaq Stock Market and as having financial and accounting expertise under the Israel Companies Law. The Company’s audit committee and Board have determined that, in light of the expertise and special contribution of Mr. Levy to the Company’s Board and board committees, the reelection of Mr. Levy as an Outside Director for an additional three year term would be in the Company’s best interests.

Proposed Resolution

You are requested to adopt the following resolution:

“5.          RESOLVED, that Steven Levy be reelected as an Outside Director, to serve for a term of three years commencing as of the end of his current term and until August 14, 2025, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution, provided that either:

1.
a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, other than a personal interest in the appointment that is not as a result of relationship with the controlling shareholder, be voted “FOR” the resolution; or

2.
the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the approval of the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

For certain definitions, see “About the Voting Procedure at the Annual Meeting – What vote is required to approve each proposal presented at the Annual Meeting?” above.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 6

APPROVAL OF COMPENSATION POLICY FOR OFFICERS AND DIRECTORS OF
THE COMPANY FOR 2022-2024

Background

In 2013, the shareholders of the Company approved the Compensation Policy for 2013-2015; in 2016, reapproved the Compensation Policy for 2016-2018; and in 2019, reapproved the Compensation Policy for 2019-2021. Under the Israel Companies Law, every office holder’s terms of compensation, including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability, must comply with the Compensation Policy, and must be approved by the compensation committee and the Board, in that order. In addition, the terms of compensation of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must also be approved separately by the shareholders of the Company, after the approval by the compensation committee and the Board.

The Israel Companies Law requires the Board to reevaluate the Compensation Policy from time to time, and upon any material change in the circumstances that existed at the time the policy was formulated; the Compensation Policy must be reviewed and reapproved at least once every three years. The Compensation Policy must be recommended by the compensation committee, approved by the Board and approved by the shareholders, in that order.

Our compensation and nomination committee reviewed and reapproved our Compensation Policy in its current form based upon the factors set forth in the Israel Companies Law. Our Board then considered and reapproved the Compensation Policy in its current form, following the Board’s own examination of the compensation factors set forth in the Israel Companies Law, and is recommending that shareholders reapprove the Compensation Policy in its current form at the Annual Meeting. If approved, the Compensation Policy shall serve as the Company’s compensation policy for all of its officers and directors following the date of the Annual Meeting.

Summary of the Compensation Policy

The following is a summary of the Compensation Policy and is qualified by reference to the full text thereof, a copy of which is attached to this proxy statement as Exhibit A-1.

•
Objectives: To attract, motivate and retain highly experienced personnel who will provide leadership for Allot’s success and enhance shareholder value, and to promote for each executive officer an opportunity to advance in a growing organization.

•	Compensation instruments: Includes base salary; benefits and perquisites; cash bonuses; equity-based awards; and retirement and termination arrangements.

•
Ratio between fixed and variable compensation: Allot aims to balance the mix of fixed compensation (base salary, benefits and perquisites) and variable compensation (cash bonuses and equity-based awards) pursuant to the ranges set forth in the Compensation Policy in order, among other things, to tie the compensation of each executive officer to Allot’s financial and strategic achievements and enhance the alignment between the executive officer’s interests and the long-term interests of Allot and its shareholders.

•
Internal compensation ratio: Allot has examined the ratio between overall compensation of the executive officers and the average and median salary of the other employees of Allot, as set forth in the Compensation Policy, to ensure that levels of executive compensation will not have a negative impact on work relations in Allot.

•	Base salary, benefits and perquisites: The Compensation Policy provides guidelines and criteria for determining base salary, benefits and perquisites for executive officers.

•	Cash bonuses: Allot’s policy is to allow annual cash bonuses, which may be awarded to executive officers pursuant to the guidelines and criteria, including caps, set forth in the Compensation Policy.

•
“Clawback”: In the event of an accounting restatement, Allot shall be entitled to recover from current executive officers bonus compensation in the amount of the excess over what would have been paid under the accounting restatement, with a three-year look-back.

•
Equity-based awards: Allot’s policy is to provide equity-based awards in the form of stock options, restricted stock units and other forms of equity, which may be awarded to executive officers pursuant to the guidelines and criteria, including minimum vesting period, set forth in the Compensation Policy.

•	Retirement and termination: The Compensation Policy provides guidelines and criteria for determining retirement and termination arrangements of executive officers, including limitations thereon.

•	Exculpation, indemnification and insurance: The Compensation Policy provides guidelines and criteria for providing directors and executive officers with exculpation, indemnification and insurance.

•
Directors: The Compensation Policy provides guidelines for the compensation of our directors in accordance with applicable regulations promulgated under the Israel Companies Law, and for equity-based awards that may be granted to directors pursuant to the guidelines and criteria, including minimum vesting period, set forth in the Compensation Policy.

•	Applicability: The Compensation Policy will apply to all compensation agreements and arrangements that will be approved after the date on which the Compensation Policy is approved by the shareholders.

•	Review: The compensation and nomination committee and the Board shall review and reassess the adequacy of the Compensation Policy from time to time, as required by the Israel Companies Law.

Proposed Resolution

You are requested to adopt the following resolution:

“6.          RESOLVED, to approve the Compensation Policy for Officers and Directors for the years 2022-2024, as set forth in Exhibit A-1 to the proxy statement for the Annual Meeting.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution, provided that either:

1.
a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, other than a personal interest in the appointment that is not as a result of relationship with the controlling shareholder, be voted “FOR” the resolution; or

2.
the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the approval of the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

For certain definitions, see “About the Voting Procedure at the Annual Meeting – What vote is required to approve each proposal presented at the Annual Meeting?” above.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 7

APPROVAL OF A GRANT OF 30,000 RSUs TO EACH NEW DIRECTOR UPON HIS
OR HER INITIAL ELECTION TO OUR BOARD

Background

At our annual meeting held on April 27, 2017, the Company’s shareholders approved that each director, upon his or initial election to our Board, will receive a uniform grant of 20,000 RSUs, which will vest over a period of three years in equal quarterly installments subject to such director continuing to serve as a director over such period, and with the vesting subject to acceleration upon certain mergers and acquisitions involving the Company. This equity compensation is in addition to any cash compensation which such director is entitled to receive for serving as a member of our Board.

In order to ensure that the Company’s compensation for directors is competitive relative to market practices and designed to attract highly-qualified directors in the future, the Company’s compensation and nomination committee recommended, and the Board approved subject to the approval of our shareholders, that the number of RSUs to be granted to each new director upon his or her initial election to our Board should be increased to 30,000 RSUs.

The Israel Companies Law requires that this grant be approved by the compensation and nomination committee, the Board and the shareholders of the Company, in that order. The Company’s compensation and nomination committee and the Board have approved the compensation described above as being consistent with the Compensation Policy, and have recommended that the proposed compensation be approved by the Company’s shareholders.

Proposed Resolution

You are requested to adopt the following resolution:

“7.          RESOLVED, to approve the grant of 30,000 RSUs to each new director upon his or her initial election to our Board.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 8

REAPPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Background

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, served as our independent registered public accounting firm for the fiscal year ended December 31, 2021. At the Annual Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the year ending December 31, 2022 and until the next annual meeting of shareholders and to authorize the Board, upon the recommendation of the audit committee, to fix the remuneration of the independent registered public accounting firm in accordance with the volume and nature of its services.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee pre-approves audit and non-audit services rendered by Kost Forer Gabbay & Kasierer and its affiliates. This pre-approval is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December 31,
	2020	2021
	(in thousands of U.S. dollars)
Audit Fees (1)	285	416
Audit-Related Fees (2)	20	-
Tax Fees (3)	88	39
Other (4)	-	50
Total	393	505

____________________
(1)
“Audit fees” include fees for services performed by the Company’s independent public accounting firm in connection with our annual audit for 2020 and 2021, certain procedures regarding the Company’s quarterly financial results submitted on Form 6-K and consultation concerning financial accounting and reporting standards.

(2)
“Audit-Related fees” relate to assurance and associated services that are traditionally performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting, reporting standards and due diligence investigations.

(3)
“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, transfer pricing and tax advice on actual or contemplated transactions.

(4)	“Other” includes fees for proposed potential share offering.

Proposed Resolution

You are requested to adopt the following resolution:

“8.          RESOLVED, that the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022 and until the next annual meeting of shareholders be approved, and that the Board, upon recommendation of the audit committee, be authorized to fix the remuneration of said independent registered public accounting firm in accordance with the volume and nature of their services.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

REVIEW OF THE COMPANY’S FINANCIAL STATEMENTS FOR FISCAL YEAR 2021

At the Annual Meeting, the Board will provide a management report which will include a discussion of the Company’s consolidated financial statements for the fiscal year ended December 31, 2021. This item does not require a vote of the Company’s shareholders.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Annual Meeting

Any shareholder of the Company who intends to present a proposal at the Annual Meeting must satisfy the requirements of the Israel Companies Law. Under the Israel Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders’ meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Annual Meeting by submitting their proposals in writing to our General Counsel at the following address: 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel, Attention: General Counsel. For a shareholder proposal to be considered for inclusion in the Annual Meeting, our General Counsel must receive the written proposal no later than November 24, 2022. If our Board determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion in the agenda of the Annual Meeting, we will publish a revised agenda for the Annual Meeting no later than December 1, 2022 in a press release or a Current Report on Form 6-K furnished to the SEC.

Shareholder Proposals for Annual General Meeting in 2023

We currently expect that the agenda for our annual general meeting to be held in 2023 (the “2023 Annual Meeting”) will include (1) the reelection of our Class II directors (and if Proposal 1 is approved, also the reelection of the Class I directors who are reelected or elected at the Annual Meeting); (2) the approval of the appointment (or reappointment) of the Company’s auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2022 and the auditors’ report for this period.

Pursuant to Section 66(b) of the Israel Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company’s shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the 2023 Annual Meeting by submitting their proposals in writing to Allot Ltd., 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Attention: General Counsel. For a shareholder proposal to be considered for inclusion in the agenda for the 2023 Annual Meeting, our General Counsel must receive the written proposal not less than 90 calendar days prior to the anniversary of the Annual Meeting, i.e., no later than September 15, 2023; provided that if the date of the 2023 Annual Meeting is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Annual Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the 2023 Annual Meeting and (ii) the 14th calendar day following the day on which public disclosure of the date of the 2023 Annual Meeting is first made.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)); if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than 10 days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2023 Annual Meeting, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Israel Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board, and (ix) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Allot may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed as, a “pre-announcement notice” of the 2023 Annual Meeting in accordance with Rule 5C of the Israel Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Annual Meeting other than those detailed in the attached Notice.

ADDITIONAL INFORMATION

 The Company’s annual report for the fiscal year ended December 31, 2021 filed on Form 20-F with the SEC on March 22, 2022, is available for viewing and download on the SEC’s website at www.sec.gov, on the Tel-Aviv Stock Exchange filings at www.tase.co.il, as well as under the Investors section of Allot’s website at www.allot.com. In addition, the Company’s reports of foreign private issuer on Form 6-K are available on the SEC’s website at www.sec.gov. Shareholders may download a copy of any of the foregoing documents without charge at www.allot.com.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to these proxy rules.

By Order of the Board of Directors,
/s/ Yigal Jacoby
Yigal Jacoby
Chairman of the Board of Directors

November 17, 2022

Exhibit A-1

Allot Ltd. (“Allot”)

Amended and Restated Compensation Policy for Executive Officers and Directors
(“Compensation Policy”)

1.	Preamble

This document states the terms of the Allot’s Compensation Policy for its Executive Officers and Directors.

The Compensation Policy is designed to motivate our Executive Officers to drive Allot’s business and financial short and long term goals and to reward significantly on sustainable performance. Accordingly, the structure of Allot’s Compensation Policy ties the compensation for each Executive Officer, to Allot’s financial and strategic goals and achievements.

For purposes of this policy, “Executive Officers” shall mean “Office Holders” as such term is defined in the Israeli Companies Law, 5759-1999 (as may be amended from time to time) (the “Companies Law”), excluding, unless otherwise expressly indicated, Allot’s non-executive directors.

The effective date of this policy is the date of its approval by the Company’s shareholders. This policy will apply to any compensation determined after its effective date and will not, and is not intended to, apply to or deemed to amend employment and compensation terms of Executive Officers existing prior to such date.

The adoption of this policy will not grant any of the Company’s Directors and Executive Officers a right to receive any elements of compensation set forth in this compensation policy. The elements of compensation to which a Director or Executive Officer will be entitled will be exclusively those that are determined specifically in relation to him or her in accordance with the requirements of the Companies Law, and the regulations promulgated thereunder.

A change in the compensation package of an Executive Officer which reports to the CEO, which results in an increase of such Executive Officer's total compensation by no more than 10% per calendar year, may be approved solely by the CEO, provided each of the elements of compensation of such Executive Officer will continue to meet the requirements of the Compensation Policy.

2.	Compensation policy goals

Allot’s goals in setting the Compensation Policy for the Executive Officers is to attract, motivate and retain highly experienced personnel who will provide leadership for Allot’s success and enhance stockholder value, and to promote for each Executive Officer an opportunity to advance in a growing organization. The primary goals of the Compensation Policy are, therefore:

2.1	Pay for performance

•	To closely align the interests of the Executive Officers with those of Allot’s stockholders in order to enhance stockholder value;

•	To offer a collaborative workplace environment where each Executive Officer has the opportunity to impact Allot’s long-term success;

•	To provide increased rewards for superior individual and corporate performance, and substantially reduced or no rewards for average or inadequate performance.

2.2	Risk management

•
To ensure that while a significant portion of each Executive Officer’s total compensation is at risk and tied to the achievement of financial, corporate, functional performance and other goals established by the Board of Directors, overall risk taking is managed and maintained;

•	To minimize any personal incentives for taking high-risks that might potentially imperil the underlying value of Allot.

3.	Compensation elements

Allot aims to provide its Executive Officers with a structured compensation package, including competitive salaries and benefits, performance-motivating cash payout and equity incentive programs. Allot’s Executive Officer’s compensation package is composed of the following elements:

•	Base salary;

•	Benefits and perquisites;

•	Cash bonus;

•	Equity compensation;

•	Retirement and termination of service arrangements.

4.	Base Salary (or Fee)

A competitive base salary (or fee) is essential to Allot’s ability to attract and retain highly skilled professionals in the long term. The base salary will vary between Executive Officers, and will be individually determined according to their performance, educational background, prior business experiences, aptitude, qualifications, role, personal responsibilities and taking into account external salary benchmarking for the specific role using a peer-group of companies. Peer-group companies will be carefully selected to provide an appropriate comparative model. Peer-group companies will be selected based on appropriate similarities taking into account factors such as market capitalization, type of industry, location of listing, level of revenues, number of employees, locations, relevance of such factors to the particular executive role being compared and other factors that will be considered relevant to the comparison. Therefore, Allot seeks to establish such base salary which will allow Allot to compete for, and retain, senior executive talent worldwide.

To that end, the peer-group companies will be selected and approved by Allot’s compensation committee, according to part or all of the following characteristics:

•	Companies that compete with the company for executive talent;

•	Companies that are direct competitors of the company;

•	Companies with a similar revenue turnover as that of the Company;

•	Companies with a similar market cap as that of the Company;

•	Geographical considerations.

In the event that the services of the Executive Officer are provided via a personal management company and not by the Executive Officer directly as an employee of Allot, the fees paid to such personal management company (or unincorporated legal person) shall reflect, to the extent determined by Allot in the applicable service agreement, the base salary and the benefits and perquisites (plus applicable taxes such as Value Added Tax), in accordance with the guidelines of the Compensation Policy.

In addition, Executive Officers may be awarded a fixed one-time cash payment upon recruitment.

5.	Benefits and perquisites

Benefits and perquisites for Allot’s Executive Officers will be comparable to customary competitive market entitlements. Certain benefits and perquisites are set forth in order to comply with legal requirements, while others serve as an additional component of the Executive Officer compensation package to attract and retain highly skilled professionals at Allot.

5.1	Benefits and perquisites which are required or facilitated under local laws or customary in the relevant jurisdiction may include, inter alia, the following:

•	Vacation of up to 25 days per annum;

•	Sick days of up to 18 days per annum (or as required by law);

•	Annual convalescence pay as required by law;

•	Payments to pension funds or other types of pension schemes (e.g. managers’ insurance programs);

•	Disability Insurance;

•	Payments to an Advanced Study fund as afforded by law;

•	Housing (in relevant markets);

•	Health coverage plans and medical expenses.

Such benefits and perquisites may vary depending on geographic location and other circumstances.

In certain countries, the above Benefits will be increased (when applicable) to meet statutory minimum levels.

5.2	Additional benefits intend to complement cash compensation and offer non-monetary rewards to the Executive Officers, and may include, inter alia, the following benefits:

•	Company cellular phone and related expenses;

•	Communication equipment and related expenses;

•	Travel and or car allowance and or Company car and related expenses;

•	Education allowances;

•	Subscriptions to relevant literature.

•	Memberships in statutory and professional organizations

Such additional benefits will not surpass in value 25% percent of the base salary of any Executive Officer.

6.	Retirement and termination of service arrangements

Providing certain retirement and/or termination benefits, is designed to attract and motivate highly skilled professionals to join Allot and should also contribute in retaining its current Executive Officers.

The retirement and termination of service arrangements, shall consider the circumstances of such retirement or termination, the term of service or employment of the Executive Officer, his/her compensation package during such period, Allot’s performance during such period and the Executive Officer’s contribution to Allot achieving its goals and/or maximization of its profits.

The retirement and/or termination benefits may include the following benefits:

•
Advance notice - advance notice upon termination of employment for a certain period of time, which in any case will not exceed a term of 6 months. During such period of time, the Executive Officer may be required to continue his active employment with Allot.

•
Severance pay - all Israeli Executive Officers are subject to the provisions of Section 14 of the Israeli Severance Pay Law. Accordingly, Allot will disburse an amount equivalent to 8.33% of the monthly salary (or any other amount required by applicable law) towards severance pay liability in lieu of paying the full amount of severance pay upon termination of employment.

•
Transition period – Executive Officers may receive up to 6 months of base salary and benefits (i.e., excluding bonuses and equity based compensation), taking into account the period of service or employment of the Executive Officer, his/her service and employment conditions in the course of such period, Allot’s performance during such period, the contribution of the Executive Officer to the achievement of Allot’s targets and profits and the circumstances of the termination of employment.  The Executive Officer may not be required to continue his active employment with Allot during this period.

•	Health insurance for US or other Executive Officers - payment for up to 6 months of post-termination health insurance upon termination of employment.

7.	Cash Bonuses

The cash bonus component aims to ensure that Allot’s Executive Officers are aligned in achieving Allot’s strategic and financial objectives. Cash bonuses are, therefore, determined based on both the financial results of Allot, as well as individual performance. Cash bonuses are rewarded with distinguishable terms to the following different Executive Officer populations:

7.1	CEO

7.1.1	The payout formula for the CEO of Allot is designed to drive performance and motivation of the CEO, while maintaining a firm risk management mechanism.

7.1.2	The payout formula will include the following types of measures that will be calculated separately:

(i)
Company Performance Measures (financial and operational): Such as revenues, operating income, booking, income before tax and interest (may be set on GAAP or Non- GAAP basis, according to the discretion of the Board of Directors), etc, measured against the targets of the annual budget of the Company for the relevant year (the "Targets"). The weight of Company performance will constitute at least 70% of the annual target bonus (i.e. bonus for 100% achievement of Targets).

(ii)
Individual Performance Measures: These measures will be defined at the beginning of each fiscal year by the Compensation Committee and Board of Directors and may include quantitative measures and/or qualitative measures that are measurable. The weight of these individual performance measures will constitute the balance of the annual target bonus.

7.1.3
Discretionary component - Based on evaluation of the CEO's performance and contribution to the Company’s success, the Compensation Committee and Board of Directors may grant the CEO with  an additional amount of up to 3 monthly base salaries of the CEO. In any event, the total annual bonus for the CEO will not exceed the maximum bonus opportunity set forth in Section 7.3 below.

7.2	Executive Officers Reporting to the CEO

7.2.1
For Executive Officers reporting to the CEO, the payout formula will be similar to the payout formula described above for the CEO, with the weight of Company performance measures constituting at least 50% of the target bonus and the remainder will constitute individual performance measures and/or evaluation of performance at the discretion of the Compensation Committee and the Board of Directors.

7.2.2
Notwithstanding the aforesaid, the Compensation Committee and the Board of Directors will have full discretion to determine the actual bonus payout and increase the actual bonus payout based, among other things, on additional considerations relevant to the performance and objectives of the Company and the relevant Executive Officer, including non-measurable criteria. In any event, the total annual bonus will not exceed the maximum bonus opportunity set forth in Section 7.3 below.

7.3	Maximum bonus opportunity

7.3.1	The annual cash bonus of the CEO shall not exceed in any given year 150% of the CEO’s annual base salary.

7.3.2	The annual cash bonus of any other Executive Officer shall not exceed in any given year 100% of the Executive Officer’s annual base salary.

7.4	Incentive Plan to sales and marketing Executive Officers

7.4.1
The overall compensation of the sales Executive Officers is specifically designed to motivate their performance. Therefore, the variable element of their compensation (with an emphasis on sales commissions they receive, as will be defined below) is relatively larger when compared to the variable element of other Executive Officers’ compensation, whereas the fixed element of their compensation is smaller.

7.4.2	The annual sales incentive plan for each sales and marketing Executive Officer shall be determined as follows:

•
Executive officer’s targets will be set at the beginning of each year (the “Sales Targets”). Achieving up to 100% of Sales Targets may correspond to up to 100% of the annual base salary of the Executive Officer.

•	The annual sales incentive payable to sales and marketing Executive Officers is capped at 250% of their annual base salary.

•
Notwithstanding the aforesaid, the Compensation Committee and the BOD will have full discretion to determine the sales incentives or other bonus payout and to increase the actual sales incentives or other bonus payout based, among others things, on additional considerations relevant to the performance and objectives of the Company and the relevant Executive Officer, including non-measurable criteria. In any event, the total annual sales incentives and bonuses will not exceed the cap stated in this Section 7.4.2 above.

7.5	Adjustment of Targets and Goals

The Compensation Committee and Board of Directors may approve certain adjustments to the Targets, Sales Targets and goals that were set at the beginning of the year in the event of material changes in the business environment of Allot, such as a re-organization of Allot, mergers, acquisitions, asset and/or business transfers, and/or material changes to the global business environment in which Allot operates.

7.6	Bonus for an extraordinary transaction or effort

In addition to the bonus payout formulas and to the maximum bonus opportunity as defined in Section 7.3 and Section 7.4 above, when an extraordinary transaction or effort is expected to take place (for example: a merger, acquisition, spin-off, a specific task), and subject to the approval of the Compensation Committee and the Board of Directors, a bonus scheme based on measurable and objective criteria may be defined with respect to all or some of the Executive Officers, with predetermined targets related to the transaction, and a payout cap of 50% of the Executive Officers’ annual base salary.

7.7	Change of control retention grant

A retention grant may be paid, at the full discretion of the Compensation Committee and Board of Directors, following an event resulting in the majority of the voting power of Allot being transferred, whether by way of merger, reorganization, acquisition etc. If such an event occurs, Allot may offer a retention bonus to Executive Officers of up to 100% of annual base salary.

7.8	Payout in cash or equity based compensation

The Compensation Committee and Board of Directors will have full discretion to convert a portion of an Executive Officer’s annual cash bonus, in lieu of cash, into stock options or restricted stock units and to specify their vesting (and other) terms.

7.9	Partial bonus payout

Subject to the conditions and limitations of this Section 7, an Executive Officer that is employed or provides services to the Company for only a portion of any year may be entitled to receive the pro-rata portion of any bonus described above, which will be calculated relatively to the period during which the Executive Officer was employed or provided services to the Company out of the entire calendar year.

8.	Equity-based awards

Allot’s equity-based awards are aimed at enhancing the alignment between the Executive Officers’ interests and the long term interests of Allot and its shareholders, and to promote the retention of Executive Officers for longer terms.

Considering the potential for appreciation in the value of Allot’s stock in public trading markets as Allot grows, such element of compensation is regarded as having long-term incentive value in the recipients’ hands. In addition, since these equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

The equity awards may be in a form of one or more of various types of equity-based instruments, which may include stock options and restricted stock units in different weights. The weight of each of the equity-based instruments will be determined periodically by Allot’s Compensation Committee.

Allot may consider arrangements which will enable optimal tax planning for the Executive Officers.

8.1	Executive Officers’ equity-based awards

•
Equity-based awards may be granted upon recruitment of an executive officer or from time to time, and while taking into consideration, inter alia, the educational background, prior business experiences, aptitude, qualifications, role, and personal responsibilities of the Executive Officer.

•	The equity-based awards which may be granted to an Executive Officer, will not exceed in value (based on accepted valuation methods), on the date of grant, per vesting annum, the following amounts:

o	CEO – $1,000,000;
o	Chairman – $500,000;
o	Other Executive Officers – $500,000.

However, the aforementioned restriction will not include a cash bonus which was converted into equity-based compensation as described above.

•
The Compensation Committee and the Board of Directors also considered setting a cap on value for equity based compensation at the time of exercise and concluded that this would not be advisable for Allot.

•	Such equity-based awards shall vest over a minimum period of 2 to 4 years.

•	The equity-based awards will expire within 10 years as of their grant date.

8.2	Acceleration of equity-based awards

Pursuant to the occurrence of certain events, such as a change of control or other corporate transaction (as defined in the applicable equity incentive plan) and in accordance with the original terms of the grant of the equity-based awards, the vesting of up to 100% of the unvested equity-based awards granted to an Executive Officer may be accelerated.

9.	Overall compensation - Ratio between fixed and variable compensation

We believe that the Compensation Policy must motivate our Executive Officers to drive Allot’s business and financial results and is designed to reward significantly on sustainable performance over the long term. Accordingly, the structure of Allot’s Compensation Policy is established to tie the compensation of each Executive Officer, to Allot’s financial and strategic achievements and to enhance the alignment between the Executive Officers’ interests with the long term interests of Allot and its shareholders.

With the above considerations in mind, Allot will target a ratio between the fixed and the variable compensation (i.e., the Cash Bonus and the Equity-Based Award) of up to 1:10.

The ratios above express the targeted range in the event that all performance measures are achieved at target levels.

10.	Internal Compensation Ratio

In the process of composing this Policy, the Compensation Committee and the Board of Directors have examined the ratio between overall compensation of the Executive Officers and the average and median salary of the other employees of Allot (including agency contractors, if any) (the “Internal Ratio”).1

The possible ramifications of the Internal Ratio on the work environment in Allot were examined, and will be periodically reviewed by the Compensation Committee and the Board of Directors, in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Allot.

[1]
As of the date of this policy, the ratio between the CEO compensation and the average compensation of the other employees is 6.4; the ratio between the CEO compensation and the median compensation of the other employees is 7.1; the ratio between the average compensation of other Executive Officers and the average compensation of the other employees is 2.9; and the ratio between the average compensation of other Executive Officers and the median compensation of the other employees is 3.3.

11.	Compensation of members of Allot’s Board of Directors

11.1	Compensation of the members of Allots Board which are non-executive directors

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The non-executive members of Allot’s Board of Directors may (and, in the case of external directors, shall) be entitled to remuneration and refund of expenses according to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

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In addition, the non-executive members of Allot’s Board of Directors may be eligible to participate in Allot’s equity plans. Such equity grants will not exceed in value (based on accepted valuation methods), on the date of grant, $200,000, per vesting annum.  Equity awards will vest over a period of not less than 3 years.

11.2	Acceleration of equity-based awards

Pursuant to the occurrence of certain events, such as a change of control or other corporate transaction (as defined in the applicable equity incentive plan) and in accordance with the original terms of the grant of the equity-based awards, the vesting of up to 100% of the unvested equity-based awards granted to an Executive Officer may be accelerated.

11.3	Compensation of the Chairman

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The Chairman of Allot’s Board of Directors may be entitled to monthly or annual fees as provided in Section 4 above and to benefits and perquisites as provided in Section 5. In the event that the services of the Chairman are provided via a personal management company and not by the Chairman directly as an employee of Allot, the fees paid to such personal management company shall reflect, to the extent determined by Allot in the applicable service agreement, the base salary and the benefits and perquisites (plus applicable Value Added Tax), in accordance with the guidelines of the Compensation Policy.

•
The Chairman of Allot’s Board of Directors may be eligible to participate in Allot’s equity plans and the provisions of Section 8 regarding the equity-based awards may apply. Such equity-based awards shall not exceed in value (based on accepted valuation methods), on the date of grant, $500,000 per vesting annum.  The equity-based awards shall vest over a period of between 2 – 4 years.

12.	Exculpation, indemnification and insurance of Executive Officers

12.1	Exculpation

Allot may exculpate the members of its Board of Directors and its Executive Officers from a breach of duty of care, to the extent permitted by applicable law.

12.2	Indemnification

Allot may indemnify its Directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Executive Officer, all subject to applicable law.

12.3	Insurance

Allot will provide “Directors and Officers Insurance” for its Directors and Executive Officers. The maximum aggregate coverage for any such insurance policy will be USD 60 million, as may be increased or decreased from time to time by the Company’s shareholders, and the maximum annual premium paid for such coverage shall be USD 750,000.

13.	Board discretion to reduce compensation elements

The Board of Directors may, at its sole discretion, approve compensation terms which are lower than the amounts described herein.

The Board of Directors has the right to reduce any variable compensation to be granted to an Executive Officer due to special circumstances determined by the Board of Directors.

14.	Compensation recovery (Claw-back)

In the event of an accounting restatement, Allot shall be entitled to recover from any current Executive Officer bonus compensation paid, in the amount of the excess over what would have been paid under the accounting restatement, with a 36 month (three-year) look-back from the date of the restatement. The compensation recovery will not apply to former Executive Officers of Allot. Allot will only seek reimbursement from the Executives to the extent such Executives would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements. The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required because of changes in the applicable financial reporting standards.

Nothing in this Section 14 derogates from any other “Claw-back” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.